Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2010

Mr. Robert C. Ogden
Chief Financial Officer
Omni Bio Pharmaceutical, Inc.
5350 South Roslyn, Suite 400
Greenwood Village, CO 80111

Re: **Omni Bio Pharmaceutical, Inc.**
        Form 10-K for the Fiscal Year Ended March 31, 2009
        Form 10-Q for the quarterly period ended December 31, 2009
        File No. 0-52530

Dear Mr. Ogden:

We have reviewed your March 12, 2010 response to our February 23, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Fiscal Year Ended March 31, 2009

General

1. In several of your responses you provide us with information that addresses our comments but you do not consistently state whether or not you intend to revise your disclosure to incorporate this information. Please confirm that you will include the information provided in response to comments 1, 2, 6, 7, 8, 11, 15 and 20 in future filings beginning with your Form 10-K for the year ended March 31, 2010.

Item 1. Business

Overview, page 4

2. We note your response to prior comment 2. In your disclosure, please specify which of your product candidates are alternative uses of Alpha 1 antitrypsin.

Targeted Markets and Currently Available Technologies, page 7

3. We note your response to prior comment 13. Your future disclosure should
    specifically state that ciproflaxin, doxycycline and penicillin are all FDA
    approved for the treatment of anthrax. Additionally, your disclosure should be
    clear that the reference to efforts that are at varying stages of experimentation
    does not refer to ciproflaxin, doxycycline and penicillin. Please provide revised
    disclosure to be included in future filings.

Item 11. Executive Compensation, page 38

4. We note your response to prior comment 22. You are required to file management
    compensation agreements as exhibits pursuant to Item 601(b)(10)(iii)(A) of
    Regulation S-K. We will not be able to clear this comment until the exhibit is
    filed.

Form 10-Q for the quarterly period ended December 31, 2009

Note 5 – Commitments and Contingencies, page 18
Note 7 – Share-Based Compensation, page 21

5. You requested confidential treatment for your entire response to our comment 25.
    Please address the following comments:
    - please resubmit your paper response and limit your Rule 83 request to
      only those portions of the response which must truly remain confidential;
    - submit an electronic version of the response to this comment as
      CORRESP and include all the non-confidential information in that letter;
      and
    - redact the information subject to the new Rule 83 request and mark the
      response using brackets or other clear markings to indicate the location of
      the omitted material.

6. Please refer to your response to our comment 25. Based on the information
    provided, we are unable to concur at this time that the $3.00 assumed market price
    used in the determination of the fair value of your warrants is representative of
    fair value on the respective issuance dates. It is unclear why the prices on the
    OTCBB are not evident of fair value of unrestricted shares and why these values
    are not used in the pricing models to value the warrants at issue. Please address
    the following comments:

- Please clarify what restrictions, if any, on the sale or transferability are imposed on the common shares underlying:
  - the warrants issued as compensation to directors, officers and consultants as identified in your March 3, 2010 analysis memorandum, or the Memorandum; and
  - the warrants issued in conjunction with your license agreement with Bio Holding, Inc.
- On page 2 of your Memorandum you indicate that approximately 98% of your shares are restricted (90% held by Apro shareholders and 8% held by the largest shareholder of AAFS) and that the balance of your shares are subject to a one year holding period. Please explain to us how shares trade on the OTCBB if, as it appears, all your shares are subject to restrictions.

- Please explain why you do not use the prices on the OTCBB as a Level 1 or Level 2 input into your pricing models. In this regard, you appear to use an input that would qualify as Level 3 when, at a minimum, a quote from an inactive market is available and should be used as the starting point in a fair value determination.

7. On page 10 of the valuation you provide, a statement is made that 100,000 shares which traded in July 2009 in a private transaction were mistakenly reported as an open market transaction. It appears from volume reports available from the OTCBB that this transaction was completed on July 13, 2009 when the low trade was $9.00 and the high trade was $9.85. Please tell us at what price the 100,000 shares traded in the private transaction and how you have insight into the private transactions. If you do not know the price of this transaction, please tell us how you were able to identify the parties involved. If the price is outside the $9.00 to $9.85 range, please tell us how the volume was mistakenly reported as an open market trade, but the transaction price was not.

8. It appears from page 3 of your Memorandum, that in establishing the $3.00 assumed market price you relied significantly on substantial discussions with potential investors on an equity capital raise at a range of $2.50 to $3.00 per share, even though those transactions never transpired. Please explain to us why it is appropriate to consider transactions that did not occur in assessing fair value.

9. You indicate on page 4 of your Memorandum that in part you looked to the terms and pricing of private placement transactions as the most reasonable and appropriate fair value indication. Please tell us the extent to which related parties, including previous investors, participated in the private placement undertaken in December 2009 and January 2010. To the extent that largest shareholder in AAFS was the largest participant in the March 31, 2009 private placement, please

explain to us how this transaction can be considered in any assessment of fair value.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant